  Exhibit 20(i)

NEWS FROM TAYLOR DEVICES, INC.
  SHAREHOLDER LETTER, SUMMER 2011

THIS NEWSLETTER IS DIRECTED TO ALL SHAREHOLDERS OF TAYLOR DEVICES. WE HOPE THAT IT WILL GENERATE INTEREST IN THE COMPANY, PLUS PROVIDE CURRENT FINANCIAL AND PROJECT INFORMATION.  COPIES OF THIS NEWSLETTER WILL ALSO BE CIRCULATED TO SHAREHOLDERS WHO HAVE SHARES IN BROKERAGE ACCOUNTS.

ITEM:       FINANCIAL RESULTS

Taylor Devices completed its 2010-2011 fiscal year on May 31, 2011.  The Company had significantly increased sales but lower net profits compared to 2009-2010.  Sales for 2011 were $20,906,306, up from $17,875,371 in 2010.  Year-end net income for 2011 was $1,416,509, compared to $1,586,957 in 2010.  This performance is an all-time record for sales and surpassed only by F/Y 2010 and F/Y 2008 in profits.

Seismic product sales increased by 75% from the previous year.  Sales to Asian customers increased to 35% of the Company's total revenues compared with 25% in 2010.  Aerospace sales decreased during the year by 22% compared to 2010.  The aerospace/defense volume reduction is due to the ending of NASA's manned Space Programs, plus the winding down of our armed forces in Iraq.

Taylor Devices=firm order backlog at year-end was $15 million, compared to $13 million at the end of F/Y 2010.

FOURTH QUARTER	F/Y 10-11	F/Y 09-10
SALES	$7,125,138	$4,589,548
NET INCOME	$722,796	$439,496
EARNINGS PER SHARE	234	134

FISCAL YEAR	F/Y 10-11	F/Y 09-10
SALES	$20,906,306	$17,875,371
NET INCOME	$1,416,509	$1,586,957
EARNINGS PER SHARE	444	494

SHARES OUTSTANDING	3,231,199	3,230,273

ITEM:       NEW ORDER ANNOUNCEMENTS -SEISMIC / WIND

The following new orders for seismic and wind protection products were received during the last quarter.  As can be seen, most of this activity is for projects outside the U.S.A. where construction markets are strong.

  Chung-An Pedestrian Bridge -- Taiwan, ROC

  Jiangxi Bridge -- China

  Taichung Industrial Building -- Taiwan, ROC

  Kimpo Airport Number 4 -- South Korea

  Industrial Glass Making Facility -- China

  Dexin Hsin Chu Building -- Taiwan, ROC

  Taota Building -- Taiwan, ROC

  Farglory Residences H85 Building 1 -- Taiwan, ROC

  Farglory Residences H85 Building 2 -- Taiwan, ROC

  2020 Lawrence Condominiums -- Denver, CO

  Shomyo Church -- Yokohama, Japan

  QVC Network Offices -- Chiba City, Japan

  One World Trade Center -- New York, NY

ITEM:       NEW ORDER ANNOUNCEMENTS -- AEROSPACE / DEFENSE

  Naval Navigation Systems -- Eleven shipsets of navigation system hard centering isolators have been ordered as a follow-on to previous contracts.

  European Commercial Airlines -- Follow-on orders were received for production of more cargo loading isolators for new commercial "short haul" airliners.

  U.S. Submarine Sonar Isolation -- One shipset of 176 isolators ordered for the SSN-23 Attack Submarine Connecticut.

  U.S. Machine Gun Softmounts -- Soft recoil systems ordered for an additional 2,000 weapons.

  U.S. Navy SM-3 Interceptor Missile -- Shock isolation systems ordered for an additional 38 new production missiles for surface ship use.

ITEM:       FACILITIES EXPANSION

Several years ago the demand for our large seismic dampers reached a level where the Company had reached the floor space capacity in our Tonawanda Island facilities complex.  As a direct result, the Company eventually added 12,000 square feet of leased facilities several miles away in Kenmore, NY as a short-term solution.

The past three years' sales volume combined with a product mix skewed heavily towards larger seismic dampers has stretched all of our current facilities to their limits.  Thus, the Company again has a need for additional manufacturing space.  This was noted in the Spring 2011 Newsletter.  The Company Management believes that the recent series of major earthquakes worldwide will dramatically increase sales of the Company's products to the world construction market in the ensuing years.

In 2010 we began a study considering additional buildings for our Tonawanda Island site.  This study determined that to maintain proper production flow through the buildings required many costly changes to our existing site.  The study concluded that it is not cost-effective to add additional floor space to our present site.  As a result, Taylor Devices is contemplating three possible nearby locations, each with enough building space to house all of our present machining operations.  The existing Tonawanda Island site would then have enough free floor space to assemble and test all products for the foreseeable future.  The new facilities would essentially become the Company's parts manufacturing center with the main facilities on Tonawanda Island continuing as the product assembly and testing center in addition to housing Corporate, Sales, Engineering and Accounting functions.  In the near term, an aggressive schedule contemplates having new capabilities come on-line beginning in the Spring of 2012.

More information on this planned expansion will be provided when it becomes available.  As this newsletter is written, we are in negotiations on a specific site with existing buildings to purchase.

ITEM:     THE SPACE SHUTTLE, 1981-2011 -- THE END OF AN ERA

The Space Shuttle Program is ending this year, leaving the U.S. with no definite plan for manned space flight exploration.  The NASA Orion Follow-on Program has been cancelled, although some of the Orion effort has been transferred to so-called "Commercial Spacecraft Programs."

Taylor Devices' involvement on NASA Manned Space Programs dates back 40+ years to the Apollo Moon Landing Program.  Over the years, many of our commercial products borrowed heavily from projects originally funded by NASA for space exploration projects.  In recent years, both our Hermetic Frictionless Dampers and Modular Machined Springs were successful because of funds spent by NASA to refine and enhance our technology for use in space in the Shuttle's payload bay and at the International Space Station.

On a global scale, a list of the technologies developed by NASA that are now in everyday use for the public's benefit would easily fill a large book.  As NASA considers what the future is for U.S. manned spaceflight programs, hopefully the words that began the Apollo Program will not be forgotten:

"Many years ago the great British explorer George Mallory, who was to die on Mount Everest, was asked why he wanted to climb it.  He said, "Because it is there."

Well, space is here and we're going to climb it, and the moon and the planets are there, and new hopes for knowledge and peace are there.  And, therefore, as we set sail we ask God's blessing on the most hazardous and dangerous and greatest adventure on which man has ever embarked."

President John F. Kennedy -- September 12, 1962

ITEM:       NEXT SHAREHOLDER MAILING

Our next Shareholder mailing will be the Notice of Annual Meeting of Shareholders.  You should be receiving your mailing in September.

                                                                                                                                                   By: /s/Douglas P. Taylor
                                                                                                                                                          Douglas P. Taylor
                                                                                                                                                          President